Mark C Lee

Tel 916.442.1111

Fax 916.448.1709

leema@gtlaw.com

December 10, 2013

Via EDGAR and United Parcel Service

Susan Block

Attorney Advisor

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Enerpulse Technologies, Inc.

Amendment No. 3 to

Form 8-K

Filed November 8, 2013

File No. 000-54092

Dear Ms. Block:

On behalf of Enerpulse Technologies, Inc. (the “Company”), we are responding to the comments in the letter from the Staff dated November 26, 2013, relating to the Company’s Amendment No. 3 to Form 8-K filed on November 8, 2013 (the “Current Report”). We are including a courtesy marked copy of the Company’s Amendment No. 4 to the Form 8-K (the “Amended Report”) indicating the changes made thereon from Amendment No. 3 filed with the Commission.

The responses below have been numbered to correspond with the comments in your November 26, 2013, letter.

Emerging Growth Company, page 6

1.	We note your response to our prior comment 1. In the bullet points please include, for an emerging growth company, the exemption from Section 14A(b) of the Securities Exchange Act of 1934.

Company Response to Comment 1:

The Company respectfully informs the Staff that the Current Report has been revised to address your comments above. Please see the revised disclosure on page 6 of the Amended 8-K.

Securities and Exchange Commission

Division of Corporate Finance

December 10, 2013

2.	Please refer to the third paragraph. Please remove the discussion regarding exemptions for a smaller reporting company from holding a nonbinding advisory vote on executive compensation and shareholder approval of golden parachute payments.

Company Response 2:

The Company respectfully informs the Staff that the Current Report has been revised to address your comments above. Please see the revised disclosure on page 6 of the Amended 8-K.

Our Current Business, page 8

Overview, page 8

3.	We note your response to our prior comment 2 regarding claim (1). Please revise to define “performance” on page 8 where first used to mean lower fuel consumption, as your Annex A appears to define it that way. In this regard we note that you have not provided to us the report dated October 2010 noted in your response. We also note that the report dated May 2009 noted in your response states that “I would want to make a few more runs before making any statements.” Please advise us as to how that may affect the results you are trying to show us with that report. In any response regarding your supplemental materials please continue to direct us to specific pages or portions of pages.

Company Response 3:

The Company respectfully informs the Staff that the Current Report has been revised to address your comment relating to “performance”. Please see the revised disclosure in the Amended 8-K.

The Company respectfully informs the Staff that the October 2010 report referenced in its prior response was misdated (as October 2012) in the materials previously supplementally provided to the Staff.

As initially discussed in the Company’s call with the Staff on December 2, 2013, the Company believes that the test results described in this October 2012 report show that the Enerpulse PCI technology produces more engine power and better engine stability. The chart presented on page 1 of the report shows the different responses of the Enerpulse PCI pulse plug equipped engine (red line, or red trace) and the standard spark plug equipped engine (blue trace) for an engine running on CNG fuel. The X axis on the chart represents the RPM of the engine while the Y axis represents horsepower, or power output, of the engine.

Securities and Exchange Commission

Division of Corporate Finance

December 10, 2013

The test was performed on an engine dynamometer with the throttle wide open and a series of loads being placed on the engine until maximum RPM is reached. The traces on the chart indicate that as loads are increased, the horsepower of the OEM spark plug equipped engine drops at 1140 RPM, 1200 RPM and 1460 RPM when increased loads were placed on the engine. In contrast, the power output in the red trace for the PCI pulse plug equipped engine is not changed by these increases in load. The Company believes that this chart illustrates that the Enerpulse equipped engine has better engine stability, delivering more consistent combustion pressure (torque) throughout the test. The PCI pulse plugs also produced 6.25% more horsepower than the OEM spark plugs.

The Company respectfully informs the Staff that the statement quoted from page 1 of the May 2009 report was a comment from the operator of the Clark HBA-6 T and was not made by any officer or employee of the Company. The operator was surprised by the results and wanted to continue testing. The Company chose to continue more in depth testing on a similar engine with Atmos Energy, which results are included in the materials previously supplementally provided to the Staff as “Atmos 2013”.

4.	We note your response to our prior comment 2 regarding claim (3). In your response you reference a report dated May 2013. We are unable to locate the information on page 3 to which you refer. Please explain to us where this information can be located.

Company Response 4:

The Company respectfully informs the Staff that there are two page 3s to compare in the May 2013 report. This report describes the results from test involving from a stationary (permanently attached to the pipeline) engine used to transport natural gas in/through an interstate pipeline. This engine has eight cylinders that are individually instrumented and deliver data relevant to combustion efficiency.

The engine was first operated using original equipment spark plugs and data was collected in “Engine Performance Report” runs 1 & 2. As the results of the spark plug tested in run 1 were better than those in run 2, the run 1 results were used to compare the Enerpulse test data. Run 3 of the “Engine Performance Report” relates to the Enerpulse PCI plug test results.

Securities and Exchange Commission

Division of Corporate Finance

December 10, 2013

The second chart on each page 3 of the report shows the standard deviation results for a standard spark plug and the Enerpulse pulse plug. The standard deviation is a measure of consistency in igniting and combusting the fuel mixture. A lower standard deviation indicates more consistent ignition/combustion and greater power output from the engine. Page 3 for Run 1 shows a standard deviation in cylinder #6 (the same cylinder the Enerpulse pulse plug was tested in) with the original equipment spark plug of approximately 24 psi. Page 3 for Run 3 shows a standard deviation for the Enerpulse product of 21.6 psi, or an improvement in combustion stability of 10% over the OEM standard spark plug.

5.	We note your response to our prior comment 2 regarding claim (5). Only one report appeared to us to address alternative fuels, the report dated February 2012. Please revise the statement on page 8 that PCI technology “improves performance in IC engines operating on alternative combustion fuels such as natural gas, CNG, LNG, LPG and landfill gas” to clarify if true, that while methane tests have been performed specific tests have not been done on natural gas, CNG, LNG, LPG and landfill gas. In the alternative please direct us to test results for each of these fuels in your supplemental materials. In any response regarding your supplemental materials please continue to direct us to specific pages or portions of pages. Please also revise your disclosure on page 8 to state that by “better performance” you mean better MPG as indicated in your response regarding the February 2012 report or please advise.

Company Response 5:

The Company respectfully informs the Staff that the Current Report has been revised to address your comments above. Please see the revised disclosure on page 8 of the Amended 8-K.

The Company respectfully informs the Staff that the four reports submitted supporting claim (5) each describe test results of the PCI technology’s performance in engines using the alternative fuels specified for each report below:

1.	the February 2012 report showing results using CNG as dedicated fuel;

2.	the May 2013 report showing results from testing pipeline natural gas compression engines using pipeline natural gas as fuel;

3.	the October 2012 report showing results from testing a Cummins 8.9L model ISL-G (“G” indicating natural gas fuel) using CNG as dedicated fuel; and

Securities and Exchange Commission

Division of Corporate Finance

December 10, 2013

4.	the May 2009 report showing results from testing pipeline natural gas compression engines using pipeline natural gas as fuel.

6.	We note you response to our prior comment 2 regarding claim (7). It appears from page 29 of the report dated September 2011 that eight types of plug were tested. Please tell us whether “Enerpulse Generation 4 surface gap” refers to the type of technology used in all of your products. In addition please tell us if any of the other types of Enerpulse plugs were represented in the tests shown on page 29.

Company Response 6:

The Company respectfully informs the Staff that the test conducted in September 2011 compared the Enerpulse Generation 3 PCI pulse plugs and 6 of the current Enerpulse Generation 4 PCI plugs against the best spark plugs as selected by the test facility. The difference between the Generation 3 PCI plug and the Generation 4 PCI plug is in the internal electronic circuitry of the Generation 4 plug that raised the electric-to-plasma transfer efficiency enabling greater spark energy. The Enerpulse Generation 4 surface gap pulse plug used in the test employs the same electrical architecture as all of the Company’s current products.

7.	We note your response to our prior comment 2 regarding claim (10). Please explain to us whether faster flame propagation in laboratory tests will necessarily result in quicker acceleration. In any response regarding your supplemental materials please continue to direct us to specific pages or portions of pages.

Company Response 7:

The Company respectfully informs the Staff that faster flame front propagation delivers more combustion pressure sooner in the combustion cycle. The higher combustion pressure increases downward pressure on the piston, which in turn increases torque earlier than with conventional spark plugs. The delivery of increased torque sooner in the combustion cycle increases acceleration as acceleration is a function of overcoming inertia with more torque.

Securities and Exchange Commission

Division of Corporate Finance

December 10, 2013

Page 2 of the report dated May 2009 displays 9 combustion cycles produced by the OEM spark plugs. The notes on the page highlight 4 combustion events out of 9 cycles. These 4 combustion events for the OEM spark plugs are referred to as “late burns” since the combustion pressure occurs later in the cycle and is equal to or lower than the average combustion pressure of 400psi. In this case, the traces for the OEM spark plugs tests showed an average of approximately 400psi. Page 3 of the report shows the results of 9 combustion cycles produced with PCI plugs installed. The traces for this test show 8 normal burns (categorized as “normal” since they fall with the standard deviation for peak combustion pressure and time to obtain peak combustion pressure) out of 9 with approximately 440 psi average combustion pressure. Thus, the results of the Enerpulse PCI plugs reflect a 10% increase in combustion pressure, or torque, over the OEM spark plugs which increases acceleration.

Additionally, throttle lag occurs when the air flow into the engine is disrupted by dynamic changes to throttle, such as passing or hard acceleration from stop. The disturbed air flow is difficult to ignite and represents a lean AFR condition. It take about 5-10 revolutions of the engine for stability in air flow to return. The delay in stability is called throttle lag or ignition delay, “a momentary delay in engine power output with no acceleration”. The Company believes its PCI technology has proven to ignite leaner AFR mixtures, as shown above, and will ignite the fuel mixture and reduce the delay in engine output during times when dramatic changes to throttle position occur. The elimination of throttle lag results in immediate acceleration of the engine and vehicle.

8.	We note your response to our prior comment 2 regarding claim (11). It is not clear to us how your supplemental materials provide support for the claim that your product creates greater power. Please further explain to us how your supplemental materials support this. In any response regarding your supplemental materials please continue to direct us to specific pages or portions of pages.

Company Response 8:

The Company respectfully informs the Staff that it believes greater engine power is a result of better combustion stability, faster flame front propagation and more efficient combustion.

The report dated October 2012 shows how engine stability (which equates to greater average power) delivers more horsepower. As discussed in the response to Comment #3 above, the smoothness of the PCI pulse plug trace, red, as compared to the OEM spark plug trace, blue, is evidence of consistent ignition and combustion. The test results also illustrate that the PCI pulse plugs produced 6.5% more horsepower than conventional spark plugs as a result of more efficient combustion.

Securities and Exchange Commission

Division of Corporate Finance

December 10, 2013

The Company believes PCI technology test results show that the same amount of work can be done with less fuel consumed. In the tests documented in the report dated September 2004, the Company used the EPA FTP 75 test procedure, the test for emissions certifications and fuel economy for new light duty vehicles in the United States. The test consists of strapping the test vehicle (in this case, a 2004 Chevrolet SUV) to a chassis dynamometer which was then driven by a human driver over a road course simulated by a computer trace while the vehicle is placed under load by the dynamometer. In executing the EPA FTP 75, the vehicle is exposed to various loads simulating acceleration and hill climbing such that the engine is required to increase the amount of effort (work it produces) to overcome the load while maintaining the speed indicated on the drivers’ trace. The Company believes that completing a course using less fuel is proof that its PCI pulse plugs extracted more work from each fuel charge or cycle.

Page 1 of the report illustrates in the far right column the percent improvement in fuel economy and emissions reductions by the PCI plug over the OEM spark plug. As no changes were made to the SUV between tests other than the installation of the PCI pulse plugs, the Company believes the improvements in fuel economy and reductions in emissions are the results of precise ignition and efficient combustion resulting from the PCI technology. Effectively, the Enerpulse PCI pulse plug does the same work as the OEM spark plug using less fuel while also extracting more power from the same amount of fuel.1

The report dated June 2012 details the results of an identical EPA FTP 75 test conducted on a 2011 Ford SUV. The “base line” results from tests in which conventional spark plugs were used are shown in the left hand column. The PCI pulse plugs results are shown in the middle and far right columns. There were no changes to engine calibration nor engine modifications made during the testing. The only change was the installation of the Enerpulse Generation 4 PCI plugs. The Company believes these results illustrate its PCI plugs delivered the same amount of work (driving the FTP course) using less fuel.

1 For example, assume there is a fixed amount of fuel (one gallon). With this one gallon of fuel, a vehicle can travel 20 miles at 60 mph. If the vehicles travels faster, it requires the engine to produce more power, which in turn reduces the distance travelled since more power requires more fuel. With an Enerpulse PCI plug installed, the vehicle can travel the same 20 miles on one gallon of fuel but can do so at 70 mph since the PCI technology extracts more power from the same amount of fuel.

Securities and Exchange Commission

Division of Corporate Finance

December 10, 2013

***

We hope that the foregoing addresses all of the Staff’s comments contained in its letter dated November 26, 2013. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgment.

If you have any questions regarding this response, please do not hesitate to contact me directly at (916) 442-1111.

Best regards,

/s/ Mark C Lee

Mark C Lee
Shareholder
Enclosures

Securities and Exchange Commission

Division of Corporate Finance

December 10, 2013

ACKNOWLEDGEMENT

In connection with Enerpulse Technologies, Inc.’s (the “Company”) letter dated December 10, 2013, addressed to the Securities Exchange Commission, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ENERPULSE TECHNOLOGIES, INC.

/s/ Joseph E. Gonnella
Joseph E. Gonnella, Chief Executive Officer